(CAE Logo)                                                                                   Press Release

CAE REPORTS THIRD QUARTER EARNINGS

Toronto, February 5, 2003 - (NYSE:CGT; TSE:CAE)  CAE today reported earnings from continuing operations for the third quarter ending December 31, 2002 of C$31.5 million (or 14 cents per share) compared to C$23.3 million (or 11 cents per share) in the second quarter and C$39.9 million (or 18 cents per share) in the prior year period. Net earnings were also C$31.5 million. Year-to-date earnings from continuing operations of 42 cents per share (C$92.0 million) were 7 cents per share below last year's results.

Operating margins were 19% in the third quarter compared to 17% in the second quarter and 23% in the prior year period, with year-to-date margins of 20% in line with full-year expectations.

Consolidated revenue from continuing operations in the third quarter increased to C$290.3 million from C$252.3 million in the second quarter and C$279.9 million in the prior year. Nine-month revenue increased to C$818.3 million from C$777.2 million in the prior year period. CAE's order backlog at December 31 was C$2.4 billion, the same level as at September 30.

CEO Derek H. Burney stated, "As a result of consistent productivity improvements and cost containment measures, we have bolstered both margins and earnings from the previous quarter. Despite the volatility and uncertainty of demand, CAE remains very profitable."

CAE is implementing a strategy to achieve more balanced growth between civilian and military markets and to expand the scope of its business beyond the supply of simulation equipment to the provision of integrated training solutions utilizing CAE equipment and systems.

Civil's third quarter operating earnings of C$29.2 million represent an increase of C$9.3 million from the second quarter but a reduction of C$11.5 million from the prior year. Revenue of C$139.6 million increased over both the prior quarter and prior year by C$35.2 million and C$6.4 million respectively. The year-over-year reduction in Civil's third quarter operating earnings reflects weak demand for equipment sales, partially offset by the contribution from Civil's growing aviation training business. Civil's operating earnings were also impacted by the inclusion in its operating margins of financing costs from the sale and leaseback of simulators installed in the training network. Civil has secured 8 of 11 competed orders for full flight simulators as at February 5th. The unit added 16 simulators to its global training network during the first nine months of this fiscal year to reach 75 on December 31st, with plans to expand the installed base to nearly 90 by the end of the fiscal year.

Marine generated third quarter operating earnings of C$9.3 million - 43% ahead of last year. Revenue for the quarter increased 15% to C$43.3 million. This strong growth is attributable to the contribution from the U.K. Astute submarine training program, organic growth in the unit's naval controls business and a growing contribution from the CAE Valmarine commercial marine business.

Military's operating earnings of C$16.7 million in the third quarter compared to C$16.5 million in the prior year. Revenues were also comparable to prior year performance. The business unit continues to experience delays in the awarding of major military contracts.

CAE's cash and short-term investments balance at the end of the quarter was C$77.2 million, an increase of C$6.8 million over last quarter. Total debt (current and long-term) increased by C$61.5 million during the quarter to C$990.2 million on December 31, primarily to finance capital expenditures and non-cash working capital.

CAE is a global leader in providing advanced simulation and controls equipment and integrated training solutions for customers in the civil aviation, military and marine markets. With annual revenues in excess of C$1 billion, CAE employs more than 6,000 people in Canada, the United States and around the globe.

This news release includes forward-looking statements that are based on certain assumptions and reflect CAE's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in CAE's materials filed with the securities regulatory authorities in Canada and the United States from time to time. CAE disclaims any intention or obligation to update or revise any forward-looking statements.

High-resolution downloadable photos are available in our Photo Gallery in the Newsroom section of our Web site: www.cae.com/photos.

For more information:

Investor and Media Relations: Andrew Arnovitz (514) 734-57600- andrew.arnovitz@cae.com

Consolidated Balance Sheets
	as at December 31	as at March 31
	2002	2002
(amounts in millions)	(unaudited)	(audited)
Assets
Current assets
Cash	$68.9	$88.8
Short-term investments	8.3	21.3
Accounts receivable	397.3	378.2
Inventories	158.4	130.9
Prepaid expenses	11.2	9.9
Income taxes recoverable	6.5	15.8
Future income taxes	28.6	28.9
	679.2	673.8
Assets of discontinued operations	64.9	123.8
Property, plant and equipment, net	968.0	838.5
Future income taxes	73.3	74.1
Intangible assets	180.5	163.4
Goodwill	390.5	375.5
Other assets	158.8	129.3
	$2,515.2	$2,378.4

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$372.5	$420.5
Deposits on contracts	112.9	189.1
Long-term debt due within one year	13.8	37.5
Future income taxes	50.1	50.4
	549.3	697.5
Liabilities of discontinued operations	23.1	40.5
Long-term debt	976.4	889.0
Long-term liabilities	118.0	73.7
Future income taxes	91.3	65.6
	1,758.1	1,766.3
Shareholders' equity
Capital stock
Issued
(219,626,620 Common shares
March 31, 2002 - 218,955,780 )	190.4	186.8
Retained earnings	512.7	440.4
Currency Translation adjustment	54.0	(15.1)
	757.1	612.1
	$2,515.2	$2,378.4

Consolidated Statements of Earnings
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions, except per share amounts)	2002	2001	2002	2001
Revenue
Civil Simulation and Training	$139.6	$133.2	$379.5	$380.2
Military Simulation and Training	107.4	109.1	321.9	311.5
Marine Controls	43.3	37.6	116.9	85.5
	$290.3	$279.9	$818.3	$777.2
Operating earnings
Civil Simulation and Training	$29.2	$40.7	$86.7	$109.4
Military Simulation and Training	16.7	16.5	51.5	45.1
Marine Controls	9.3	6.6	22.9	15.4
Earnings from continuing operations before interest and taxes	55.2	63.8	161.1	169.9
Interest expense, net	9.0	5.2	25.8	12.3
Earnings from continuing operations before income taxes	46.2	58.6	135.3	157.6
Income taxes	14.7	18.7	43.3	50.4
Earnings from continuing operations	$31.5	$39.9	$92.0	$107.2
Results of discontinued operations	-	0.3	-	5.0
Net earnings	$31.5	$40.2	$92.0	$112.2
Earnings and diluted earnings per share from continuing operations	$0.14	$0.18	$0.42	$0.49
Net earnings and diluted net earnings per share	$0.14	$0.19	$0.42	$0.52
Average number of shares outstanding	219.4	217.6	219.4	217.6

Consolidated Statements of Retained Earnings
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions)	2002	2001	2002	2001
Retained earnings at beginning of period	$487.9	$381.3	$446.8	$321.2
Adjustments for changes in accounting policies	-	(5.3)	(6.4)	(5.3)
Net earnings	31.5	40.2	92.0	112.2
Dividends	(6.7)	(6.5)	(19.7)	(18.4)
Retained earnings at end of period	$512.7	$409.7	$512.7	$409.7

Consolidated Statements of Cash Flow
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
amounts in millions)	2002	2001	2002	2001
Operating activities
Earnings from continuing operations	$31.5	$39.9	$92.0	$107.2
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	17.5	10.1	50.6	23.6
Future income taxes	4.5	2.1	9.9	13.8
Investment tax credit	(6.8)	(4.8)	(14.6)	(14.3)
Other	(2.9)	5.1	(9.8)	0.6
Increase in non-cash working capital	(27.5)	(20.8)	(105.9)	(106.8)
Net cash provided by (used in) continuing operating activities	16.3	31.6	22.2	24.1
Investing activities
Purchase of businesses	-	(334.1)	-	(752.7)
Proceeds from disposition of businesses	-	-	25.0	10.4
Short-term investments	(0.3)	-	13.1	122.8
Capital expenditures	(52.0)	(78.5)	(182.9)	(187.0)
Proceeds from Sale and Leaseback of assets	-	-	92.2	42.6
Development costs	(6.9)	(7.8)	(15.5)	(26.1)
Deferred pre-operating costs	(2.1)	-	(7.9)	-
Other assets	(1.7)	(1.1)	(15.3)	(10.1)
Net cash provided by (used in) continuing investing activities	(63.0)	(421.5)	(91.3)	(800.1)
Financing activities
Proceeds of long-term debt	99.1	331.1	250.4	684.2
Repayments of long-term debt	(30.3)	-	(178.6)	-
Dividends paid	(6.5)	(6.5)	(19.6)	(18.4)
Common stock issuance	0.4	1.6	3.8	3.4
Other	(4.6)	(0.9)	(9.5)	(2.4)
Net cash ( used in) provided by continuing financing activities	58.1	325.3	46.5	666.8
Net cash provided by (used in) discontinued activities	5.2	(1.6)	7.8	9.5
Effect of foreign exchange rate changes on cash	(10.2)	(1.6)	(5.1)	(3.6)
Net increase (decrease) in cash	6.4	(67.8)	(19.9)	(103.3)
Cash at beginning of period	62.5	121.3	88.8	156.8
Cash at end of period	$68.9	$53.5	$68.9	$53.5